

November 28, 2017

Omar Aamar
President, Treasurer and Director
SigmaRenoPro Inc
Aloni Noa'kh St. 1
Kiryat Motzkin 26402
Israel

> **Re: SigmaRenoPro, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2017**
> **File No. 333-221302**

Dear Mr. Aamar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Prospectus Cover Page, page 1

1.   Please provide disclosure on the prospectus cover page about the range of net proceeds you may receive in the offering. See Item 501(b)(3) of Regulation S-K. Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations and has no market for its shares.

2.   We note your disclosure that you are a shell company. Disclose the consequences of that

status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital. Disclose the requirements that must be met pursuant to Rule 144(i) for your security holders to be able to rely on the rule for the resale of your shares.

Our Company, page 3

3.   Please revise to disclose when you expect your website to be operational with some or all the functionalities you identify in your disclosure. Disclose the funding needed to reach this level of functionality.

4.   We note that you plan for your service to be free to homeowners. Briefly disclose how you plan to generate revenues.

Prospectus Summary, page 3

5.   Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Risk Factors, page 6

6.   Please discuss the risk that, because your officers and director reside outside the United States, investors may have limited legal recourse against them, including difficulties in enforcing judgments made against them by U.S. courts.

We are a development stage, homeowner-contractor . . . , page 8

7.   Please revise your statement that you have "little revenue" to state instead that you have "no revenue."

We incur costs associated with SEC reporting . . . , page 9

8.   Please revise to clarify your statement that you made the decision to become a reporting company "in order to comply with applicable laws and regulations." This statement suggests that you were somehow legally obligated to become a reporting company.

<u>Our insiders beneficially own a significant portion of our stock, and accordingly, may have control over stockholder matters..., page 11</u>

9.   Please also disclose the percentage ownership of your officers and director if you sell all the shares in the offering.

<u>Use of Proceeds, page 13</u>

10.   In addition to the table on page 13, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed disclosure elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

<u>Description of Business, page 19</u>

11.   We note that Mr. Aamar's business experience is in the construction and home building industry in Israel. Please explain why you are focusing on matching home project owners with contractors in the United States. Discuss Mr. Aamar's knowledge of and experience in this business in the United States.

12.   Please revise to discuss whether you intend to focus on particular geographic regions. If you are not, discuss the challenges of obtaining sufficient contractors across the United States.

<u>Competition and Competitive Strategy, page 22</u>

13.   Please revise to clarify the extent of the challenges you will face in attempting to compete on the basis of the factors you mention.

<u>Reports to Security Holders, page 22</u>

14.   Please delete this subsection as it duplicates the disclosure under the subsection "Where You Can Find More Information" on page 30.

<u>Plan of Operation, page 24</u>

15.   Revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company and its website operational and generating revenues. Discuss the timing of those steps in weeks, months, or quarters, the resources needed (employees, equipment, facilities, etc.), the costs, and the source of funds. Explain clearly what steps you have taken to date and which steps remain to be implemented.

Executive Compensation, page 27

16.   Please revise to disclose any plans you may have to compensate your executive officers in the forseeable future.

Where You Can Find More Information, page 30

17.   Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligation may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Where You Can Find More Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or Larry Spirgel, Assistant Diretor, at (202) 551-3810 with any other questions.

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